EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Net income applicable to common stock	$6,280	$6,308	$24,230	$17,175

Average number of common shares outstanding	12,612	8,535	12,584	8,515

Net income per share - Basic	$0.50	$0.74	$1.93	$2.02

Average number of common shares outstanding	12,612	8,535	12,584	8,515
Add: Assumed exercise of stock options and vesting of stock grants	67	156	104	125

Common and common equivalent shares outstanding	12,679	8,691	12,688	8,640

Net income per share - Diluted	$0.50	$0.73	$1.91	$1.99